UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Energy Services of America Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

29271Q103
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	29271Q103

1	Names of reporting persons
Brian Pratt
2	Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☒
3	SEC use only

4	Citizenship or place of organization
United States of America
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
0
	6	Shared voting power
894,968 (1)
	7	Sole dispositive power
0
	8	Shared dispositive power
790,438 (2)
9	Aggregate amount beneficially owned by each reporting person
894,968 (1)
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
☐
11	Percent of class represented by amount in Row (9)
5.4% (3)
12	Type of reporting person (see instructions)
IN

(1)

Includes 104,530 shares of common stock of the Issuer, par value $0.0001 per share (“Shares”), that were sold after January 3, 2023, the record date for the Issuer’s 2023 annual meeting of stockholders.

(2)	Consists of 790,438 Shares jointly held as community property by Mr. Pratt and his spouse, Barbara Pratt, as of February 13, 2023.
(3)	All Shares beneficially owned by Mr. Pratt and Mrs. Pratt represent 5.4% of the outstanding Shares of the Issuer based on 16,667,185 Shares outstanding as of January 3, 2023, as reported in the Issuer’s definitive Proxy Statement filed with the Securities and Exchange Commission on January 6, 2023.

Page 2 of 7 Pages

SCHEDULE 13G

CUSIP No.	29271Q103

1	Names of reporting persons
Barbara Pratt
2	Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☒
3	SEC use only

4	Citizenship or place of organization
United States of America
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
0
	6	Shared voting power
894,968 (1)
	7	Sole dispositive power
0
	8	Shared dispositive power
790,438 (2)
9	Aggregate amount beneficially owned by each reporting person
894,968 (1)
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
☐
11	Percent of class represented by amount in Row (9)
5.4% (3)
12	Type of reporting person (see instructions)
IN

(1)

Includes 104,530 shares of common stock of the Issuer, par value $0.0001 per share (“Shares”), that were sold after January 3, 2023, the record date for the Issuer’s 2023 annual meeting of stockholders.

(2)	Consists of 790,438 Shares jointly held as community property by Mrs. Pratt and her spouse, Brian Pratt, as of February 13, 2023.
(3)	All Shares beneficially owned by Mr. Pratt and Mrs. Pratt represent 5.4% of the outstanding Shares of the Issuer based on 16,667,185 Shares outstanding as of January 3, 2023, as reported in the Issuer’s definitive Proxy Statement filed with the Securities and Exchange Commission on January 6, 2023.

Page 3 of 7 Pages

Item 1(a)	Name of Issuer:

Energy Services of America Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

75 West 3rd Avenue

Huntington, West Virginia 25701

Item 2(a)	Name of Person Filing:

This Schedule is being filed on behalf of each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

i)	Brian Pratt; and

ii)	Barbara Pratt.

This Schedule relates to shares of common stock of the Issuer, par value $0.0001 per share (“Shares”), jointly held as community property by Mr. Pratt and Mrs. Pratt, as husband and wife.

Each Reporting Person declares that neither the filing of this Schedule nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

Item 2(b)	Address or Principal Business Office or, if None, Residence:

The address of the principal business office of each Reporting Person is 5950 Berkshire Lane, Ste. 800, Dallas, Texas 75225.

Item 2(c)	Citizenship:

Each Reporting Person is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share.

Item 2(e)	CUSIP Number:

29271Q103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

Page 4 of 7 Pages

(c)	☐ Insurance company defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________.

Item 4.	Ownership

The following information is as of February 13, 2023 for each Reporting Person:

(a) Amount beneficially owned:	894,968 (1)

(b) Percent of class:	5.4% (2)

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:	0

(ii) Shared power to vote or direct the vote:	894,968 (1)

(iii) Sole power to dispose or to direct the disposition of:	0

(iv) Shared power to dispose or to direct the disposition of:	790,438 (3)

(1) Includes 104,530 Shares that were sold after January 3, 2023, the record date for the Issuer’s 2023 annual meeting of stockholders.

(2) All Shares beneficially owned by Mr. Pratt and Mrs. Pratt represent 5.4% of the outstanding Shares of the Issuer based on 16,667,185 Shares outstanding as of January 3, 2023, as reported in the Issuer’s definitive Proxy Statement filed with the Securities and Exchange Commission on January 6, 2023.

(3) The amount reported consists of 790,438 Shares jointly held as community property by Mr. Pratt and Mrs. Pratt.

Page 5 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

/s/ Brian Pratt
Brian Pratt

/s/ Barbara Pratt
Barbara Pratt

Page 7 of 7 Pages